October 16, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Christopher Durham, Staff Attorney

RE:        Merchants Bancorp

Registration Statement on Form S-1

File No. 333-220623 (the “Registration Statement”)

Dear Mr. Durham:

On behalf of Merchants Bancorp (the “Company”), we are writing in response to the oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission on September 29, 2017 regarding the filing of schedules and exhibits to Exhibits 10.8 and 10.9 in the Registration Statement as required by Item 601(b)(10) of Regulation S-K.  Concurrently herewith, the Company has filed an amendment to the Registration Statement (the “Amendment”).

The Company acknowledges the Staff’s comment regarding Exhibit 10.8 and has refiled this exhibit in the Amendment with its only exhibit and the Subordinated Promissory Note.

The Company acknowledges the Staff’s comment regarding Exhibit 10.9 and has filed Exhibits 10.9, 10.10 and 10.11 from the Registration Statement, each of which relate to the Company’s acquisition of Joy State Bank, in the Amendment under Item 601(b)(2) of Regulation S-K as Exhibits 2.1, 2.2 and 2.3, respectively. The Company believes that filing under Item 601(b)(2) is appropriate as each of these agreements relate to a plan of acquisition.  As permitted by Item 601(b)(2), disclosure schedules to each of these agreements, as applicable, have not been filed based upon the Company’s conclusion that the schedules do not contain information which is material to an investment decision.  The exhibit index included in the Amendment includes an undertaking to supplementally furnish omitted schedules. The Company has refiled Exhibit 2.2 in the Amendment with its exhibits.

As a result of the filing of the Joy State Bank agreements under Item 601(b)(2) of Regulation S-K, the exhibits numbered 10.12 through 10.16 in the Registration Statement have been renumbered in the Amendment to reflect the updated order of the exhibits filed under Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

October 16, 2017

The Company believes the foregoing provides a complete response to the Staff’s comment.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (317) 238-6249 or Robert J. Wild at (312) 235-1119.

Respectfully,

/s/Michael J. Messaglia

Michael J. Messaglia

cc:        John Macke